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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           MONOGRAM BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60975U108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 60975U108

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kenneth F. Siebel

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |_|

      (b)   |_|

3.    SEC Use Only

4.    Citizenship or Place of Organization  United States

Number of             5.    Sole Voting Power         3,570,000
Shares Bene-
ficially by           6.    Shared Voting Power       6,122,400 (1)
Owned by Each
Reporting             7.    Sole Dispositive Power    3,750,000
Person With:
                      8.    Shared Dispositive Power  6,122,400 (1)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person 9,692,400 (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.   Percent of Class Represented by Amount in Row (9) 7.3%

12.   Type of Reporting Person (See Instructions) IN, HC

(1) Consistent with Rule 13d-4 under the Act, Mr. Siebel disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Mr. Siebel, Private Wealth Partners, LLC or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which Mr. Siebel or Private Wealth Partners, LLC, is the general partner, managing general partner, or other manager, to the extent interests in such entities are controlled by persons other than Mr. Siebel.


                               Page 2 of 5 pages

Item 1.

      (a)   Name of Issuer

            Monogram Biosciences, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            345 Oyster Point Boulevard
            South San Francisco, CA 94080
            United States

Item 2.

      (a)   Name of Person Filing

            This statement is being filed by Kenneth F. Siebel with respect to shares of the issuer's common stock beneficially owned directly and indirectly by Mr. Siebel, including shares of the issuer's common stock beneficially owned by Private Wealth Partners LLC, a California limited liability company and a registered investment adviser ("IA"). Mr. Siebel controls IA by virtue of Mr. Siebel's position as a majority managing member of IA. IA acts as investment advisor to PWP Partnership Fund, LLC and manages discretionary client accounts that include shares of the issuer's common stock.

      (b)   Address of Principal Business Office or, if none, Residence

            80 E Sir Francis Drake Blvd., 4th Floor
            Larkspur, CA 94939

      (c)   Citizenship

            Item 4 of the cover page is incorporated by reference.

      (d)   Title of Class of Securities

            Common Stock, par value $0.001 per share

      (e)   CUSIP Number

            60975U108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


                               Page 3 of 5 pages

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 9,692,400 (2).

      (b)   Percent of class: 7.3%.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 3,570,000 .

            (ii)  Shared power to vote or to direct the vote 6,122,400 (2).

            (iii) Sole power to dispose or to direct the disposition of
                  3,570,000 .

            (iv) Shared power to dispose or to direct the disposition of 6,122,400 (2).

      (2) Consistent with Rule 13d-4 under the Act, Mr. Siebel disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Mr. Siebel, IA or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which Mr. Siebel or IA is the general partner, managing general partner, or other manager, to the extent interests in such entities are controlled by persons other than Mr. Siebel.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      IA, a registered investment adviser, and Mr. Siebel, the majority managing member of IA, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of common stock to IA's investment advisory clients. PWP Partnership Fund, LLC is an investment advisory client of IA who beneficially owns shares of the issuer's common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 12, 2007


                               KENNETH F. SIEBEL


                               /s/  Kenneth F. Siebel
                               -------------------------------------------------
                               Kenneth F. Siebel


                               Page 5 of 5 pages